

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

Re: NewtekOne, Inc.
Supplemental Correspondence
Submitted June 20, 2023
File No. 333-269452

Dear Barry Sloane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2023 letter.

Supplemental Correspondence submitted June 20, 2023

General

1. We note your conclusion on page 5 of your response that, as of March 31, 2023, investment securities represented 39.12% of NSBF's assets. Please specifically describe (i) "the broker receivable," (ii) amounts "due from related parties" (including whether such amounts are due from "majority-owned subsidiaries" as defined in the Investment Company Act of 1940 (the "Act")), and (iii) cash items (including whether, and in what amounts, such items include certificates of deposit and other type of asset) on your balance sheet. In addition, please discuss your legal basis for your proposed treatment of these assets for purposes of section 3(a)(1)(C).

2.   Your discussion regarding the company's status under section 3(a)(1)(A) of the Act appears to focus on whether the company is "holding itself out as an investment company..." Please confirm that you also believe that you are not engaged primarily in the business of investing in securities. In this regard, we note that a company would meet the definition of an investment company under section 3(a)(1)(A) if it "is *or* holds itself out…." See section 3(a)(1)(A) (emphasis added).

3.   Please update your risk disclosure to describe the risk that the company may meet the definition of an investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Act. Please specifically address (i) the Securitization Trusts' reliance on Rule 3a-7 under the Act and (ii) your conclusion that the Company is not an investment company under section 3(a)(1)(A) or under section 3(a)(1)(C), together with a description of your bases for your belief.

   You may contact William Schroeder at (202) 551-3294 or Ben Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551- 3601 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc: Jared Fishman, Esq.